Exhibit 99.1

Instinct Bio Announces Strategic Collaboration with PT PARVA CANDELA to Develop Cosmetics Business in Indonesia

NEW YORK, NY and TOKYO, JAPAN - August 10, 2026 - INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC. (Nasdaq: BIOT) (“Instinct Bio” or the “Company”) today announced a cooperation agreement with PT PARVA CANDELA ("PARVA"), an Indonesian cosmetics manufacturer and distributor, to jointly develop Indonesia’s cosmetics and personal care market under a "Made in Indonesia, Powered by Japanese Formulation Expertise" concept.

Key Facts

•	Route to market: PARVA is affiliated with DELTASPA Group, a spa chain operating approximately 25 locations across Indonesia, providing an established distribution network from day one.

•	Proven sales playbook: Products from PARVA’s facility will be sold using the B2B and offline & online B2C sales and sales management methods Instinct Bio has built over many years in Japan, supporting rapid establishment of a sales base in Indonesia.

•	Local manufacturing: The parties intend to use PARVA’s existing BPOM-recognized facility, manufacturing to GMP standards and Japanese GVP/GQP quality frameworks.

•	Halal readiness: Products will be manufactured to comply with Indonesia’s regulatory requirements, including halal certification for cosmetics circulating in Indonesia, allowing the collaboration to respond proactively to market demand.

•	Intellectual property: Instinct Bio retains ownership of proprietary ingredients and formulations, granting limited licenses.

•	Revenue streams: In addition to a 50% profit share, Instinct Bio expects revenue from proprietary ingredient supply, formulation royalties, and brand licensing fees for its GENRÊVER and HAKUA brands.

•	Indonesia platform: The collaboration is the third component of the Company’s organic growth strategy, following the integrated GENRÊVER CLINIC announcement (July 29, 2026) and the collaboration with Invitrx Therapeutics, Inc. (July 30, 2026).

•	Market Context: Indonesia’s beauty and personal care market is estimated at approximately US$10.5 billion in 2026, growing approximately 5.5% annually (source: Statista Market Insights, Beauty & Personal Care — Indonesia).

"Indonesia is one of the world’s most popular markets, and this venture gives us what new entrants rarely have on day one. Through this collaboration, we hope to bring many smiles to consumers in Indonesia," said Tomoki Nagano, Chairman and CEO of Instinct Bio.

Full announcement: https://instinct-biot.com/news/.

About Instinct Bio

Instinct Bio Technical Company Holdings Inc. is a Cayman Islands-incorporated holding company with Japan-originated businesses spanning regenerative medicine R&D, sourcing, manufacturing, cosmetics, wellness and consumer brands.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. federal securities laws, including statements regarding the collaboration and the Company’s Indonesia strategy. Such statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including those described under "Risk Factors" in the Company’s filings with the U.S. Securities and Exchange Commission, available at www.sec.gov. There can be no assurance that the collaboration will achieve any particular commercial result or that a joint venture company will be formed. Forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update them except as required by applicable law.

Contact

Email: ir@instinct-bro.com

Website: https://instinct-biot.com/